SE 02003465 S E COMMISSION 0549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-43085



PROCESSING
RECEIVED
MAR 04 2002
143
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG ROAD, SUITE B375
(No. and Street)

LEXINGTON	KENTUCKY	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859) 224-7073
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POTTER & COMPANY, LLP
(Name — if individual, state last, first, middle name)

300 EAST MAIN STREET, SUITE 300	LEXINGTON	KENTUCKY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-18

OATH OR AFFIRMATION

I, STANLEY S. KERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEXINGTON INVESTMENT COMPANY, INC., as of Dec. 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES MAY 10, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2001 and 2000

LEXINGTON INVESTMENT COMPANY, INC.
LEXINGTON, KENTUCKY

CONTENTS



POTTER & COMPANY, LLP
Certified Public Accountants ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (606) 253-1100 FAX: (606) 253-1384 www.potterco.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Lexington Investment Company, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



POTTER & COMPANY, LLP
Lexington, Kentucky
January 22, 2002



	2001	2000
LIABILITIES		
Current liabilities:		
Payables and accrued expenses	$ 74,476	$ 167,623
Commissions payable	73,672	97,702
Income taxes payable	665	16,893
Settlements of litigation	150,000	25,000
Total current liabilities	298,813	307,218
STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding	193,250	193,250
Retained earnings	256,427	245,410
Total stockholders' equity	449,677	438,660
Total liabilities and stockholders' equity	$ 748,490	$ 745,878

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 2,060,064	$ 2,706,129
Special commissions	0	84,889
Net dealer inventory and investment gains	357,234	323,144
Interest and dividends	58,627	146,995
Other revenues	11,960	5,949
Total revenues	2,487,885	3,267,106
Operating expenses:		
Employee compensation and benefits	784,932	1,099,083
Officer compensation and benefits	711,598	1,130,445
Broker clearing charges	275,779	423,228
Communications	107,886	89,069
Occupancy	82,824	75,922
Profit-sharing plan expense	0	45,000
Pension plan expense	58,804	65,684
Other operating expenses	405,389	176,454
Total operating expenses	2,427,212	3,104,885
Income from operations	60,673	162,221
Other income (expense):		
Change in cash surrender value of split-dollar life insurance	(4,794)	5,368
Unrealized loss on available-for-sale security	(39,000)	0
Total other income (expense)	(43,794)	5,368
Income before income taxes	16,879	167,589
Provision for income taxes	5,862	60,463
Net income	$ 11,017	$ 107,126

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at December 31, 1999	849	$ 193,250	$ 189,224
Net income			107,126
Dividends paid			(50,940)
Balance at December 31, 2000	849	193,250	245,410
Net income			11,017
Balance at December 31, 2001	849	$ 193,250	$ 256,427

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 11,017	$ 107,126
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,536	7,604
Unrealized loss on available-for-sale security	39,000	0
Decrease (increase) in assets:		
Deposits with clearing organization and others	1,016	(5,383)
Receivable from broker-dealers and clearing organization	47,783	51,249
Income taxes receivable	(43,601)	0
Other receivables	0	375
Prepaid income taxes	(4,080)	0
Prepaid expenses	39,002	(44,271)
Split-dollar life insurance	(15,145)	(25,307)
Increase (decrease) in liabilities:		
Payables and accrued expenses	(93,147)	(2,552)
Commissions payable	(24,030)	(28,197)
Income taxes payable	(16,228)	(20,881)
Settlements of litigation	125,000	25,000
Net cash provided by operating activities	73,123	64,763
Cash flows from investing activities:		
Purchases of furniture and equipment	(2,309)	(2,127)
Purchases of securities owned	(99,986)	(136,958)
Proceeds from securities owned	97,533	96,422
Net cash used in investing activities	(4,762)	(42,663)
Cash flows from financing activities:		
Dividends paid	0	(50,940)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2001 and 2000

	2001	2000
Change in cash and cash equivalents	68,361	(28,840)
Cash and cash equivalents, beginning of year	240,845	269,685
Cash and cash equivalents, end of year	$ 309,206	$ 240,845
Supplemental disclosure of cash flow information:		
Cash payments for income taxes	$ 69,771	$ 81,344

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, the Company has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk:

The Company maintains its cash and money market balances at several financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts. The Company considers the risk associated with excess cash balances to be minimal.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents:

For purposes of the Statements of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Owned:

U.S. Government Obligations and other securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that can not be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities not readily marketable are valued at fair value as determined by management. The Company classifies such securities as available-for-sale.

Unrealized holding gains and losses, net of taxes, on available-for-sale securities are reported as other comprehensive income until realized. Realized gains and losses are included in earnings. A decline in the fair value of an individual held-to-maturity or available-for-sale security below its cost, that is considered to be other than temporary, results in a write-down of the security to its fair value. The related write-down is included within earnings.

Receivables from Broker-Dealers and Clearing Organization:

Commissions receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December. The Company does not require collateral under its present arrangement with the clearing broker. Management has also reviewed receivables from broker-dealers and believes they are all collectible. Therefore, no reserve for uncollectible receivables has been provided.

Advertising Costs:

Advertising costs are considered administration expenses in the year incurred and totaled $9,479 and $5,588 in 2001 and 2000, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation:

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $6,536 and $7,604 for the years ended December 31, 2001 and 2000, respectively.

Commissions:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

NOTE 2 - SECURITIES OWNED

Securities owned consists of the following at December 31:

	2001	2000
Held-to-maturity, U.S. government obligations	$ 99,986	$ 97,533
Available-for-sale, not readily marketable corporate equity securities	39,425	78,425
Total securities owned	$ 139,411	$ 175,958

During 2001, an investment in a non-publicly traded company, classified by management as an available-for-sale security, became impaired when the company filed for bankruptcy and its assets were subsequently sold for substantially less than its reported debts. Management has deemed this investment to be worthless and the related decline in its fair value to be other than temporary. Accordingly, the Company has included a write-down of $39,000 in the accompanying statement of income for the year ended December 31, 2001.

NOTE 3 - RELATED PARTY TRANSACTION

The Company has entered into split-dollar life insurance arrangements with its officers. The Company pays the premiums, while the officers own the policies. Collateral assignments have been executed which guarantee the Company recoupment of premiums paid upon the death of the insured.

NOTE 4 - FUNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2001	2000
Furniture	$ 9,931	$ 9,931
Equipment	71,055	68,746
Total furniture and equipment	80,986	78,677
Less accumulated depreciation	36,130	29,594
Furniture and equipment, net	$ 44,856	$ 49,083

NOTE 5 - INCOME TAXES

Income taxes expense consists of the following at December 31:

	2001	2000
Current expense:		
Federal	$ 4,072	$ 46,119
State and local	1,790	14,344
Total income taxes expense	$ 5,862	$ 60,463

NOTE 6 - LEASE COMMITMENTS

The Company leases office space under a long-term lease agreement. The lease is accounted for as an operating lease that expires in April 2004 with an option to extend the lease for five additional one-year periods. Rental expense for the office lease was $82,824 and $75,922 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments under the lease as of December 31, 2001 are:

2002	$ 82,824
2003	82,824
2004	27,608
Total future minimum lease payments	$ 193,256

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $191,833, which is $91,833 in excess of its required net capital of $100,000. The Company's net capital ratio for the year ended December 31, 2001 is 1.56 to 1.

NOTE 8 - STOCK PURCHASE AGREEMENT

The common stock of the Company is subject to a stock purchase agreement between the stockholders and the Company. The agreement defines the terms and conditions under which the stockholders may transfer their shares. Upon the occurrence of certain events, the Company may become obligated to purchase issued and outstanding shares at a price defined in the agreement.

NOTE 9 - 401(k) PROFIT SHARING PLAN

Effective January 1, 1993, the Company adopted a 401(k) profit sharing plan for its employees. Eligibility to participate in the plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have the Company contribute a portion of their compensation to the plan. For each plan year, the Company will contribute to the plan an amount determined at its discretion. The Company also has the option to make no contributions to the plan. During the year ended December 2001 the Company made no contributions to the plan. The Company made a contribution of approximately $45,000 for the year ended December 31, 2000.

NOTE 10 - PENSION PLAN

The Company adopted a noncontributory defined contribution money purchase pension plan (Plan) covering substantially all full-time employees. Contributions to the Plan must be five percent of eligible wages and are based on wages earned during the calendar year. For the years ended December 31, 2001 and 2000, pension plan expense totaled approximately $58,800 and $65,700, respectively.

NOTE 11 - LITIGATION

During December 2001, the Company agreed in principle to settle a claim brought before the NASD Regulation, Inc., Office of Dispute Resolution for $400,000 plus an additional amount up to $10,000 for professional fees. The plaintiffs are seeking recovery of damages for alleged violations by the Company based on the failure of the Company to comply with certain registration requirements of the New Jersey Department of Securities and for alleged unauthorized trades conducted in the plaintiffs' account.

Under the terms of the settlement agreement, the Company's exposure to this claim is limited to an amount up to $150,000. The Company's liability insurance carrier will settle the remaining claim amounts directly with the plaintiffs. Accordingly, a liability of $150,000 is reflected in the accompanying statement of financial condition at December 31, 2001 with a corresponding charge of $150,000 included in other operating expenses in the accompanying statement of income for the year then ended.

NOTE 11 - LITIGATION (CONTINUED)

In June 2001, the Company settled a claim in connection with certain transactions conducted in the plaintiff's account. The notice of complaint asserts that the Company failed to comply with certain registration requirements of the State of Georgia. No formal complaint was ever filed with any regulatory agency. The accompanying statement of income for 2001 includes a charge of approximately $18,000 in other operating expenses.

In January 2001, the Company settled a case that was filed by a plaintiff for losses sustained based upon reliance on information and advice supplied by the Company in purchasing shares of stock in a particular company. Accordingly, a liability of $25,000 is reflected in the accompanying statement of financial condition at December 31, 2000 with a corresponding charge of $25,000 included in other operating expenses in the accompanying statement of income for the year then ended.

NOTE 12 - SUBSEQUENT EVENT

Subsequent to December 31, 2001, the Company's Board of Directors approved a plan to merge the Company's 401(k) profit sharing and pension plans into one plan.

NOTE 13 - RECLASSIFICATIONS

Certain amounts as originally presented in the prior year have been reclassified to conform to the presentation used in the current year. Such reclassifications had no effect on previously reported net income.

SCHEDULE I
LEXINGTON INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2001

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	449,677
Deductions and/or charges:		
Non-allowable assets -		
Cash on deposit at CRD		981
Income taxes receivable		43,601
Prepaid income taxes		4,080
Prepaid expenses		5,269
Furniture and equipment, net		44,856
Not readily marketable corporate equity securities		39,425
Split-dollar life insurance		119,632
Total non-allowable assets		257,844
Net capital before haircuts on securities positions		191,833
Haircuts on securities		0
Net capital after haircuts	$	191,833
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables and accrued expenses	$	74,476
Commissions payable		73,672
Income taxes payable		665
Settlements of litigation		150,000
Total aggregate indebtedness	$	298,813
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	19,921
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital	$	91,833
Ratio: aggregate indebtedness to net capital		1.56 to 1

SCHEDULE I (CONTINUED)
LEXINGTON INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	196,038
Adjustments to increase net capital:		
Audit adjustment to reduce depreciation expense to actual - recorded as other expenses		11,688
Audit adjustments to adjust income tax expense to actual		20,984
Miscellaneous audit adjustments		7,004
Adjustments to decrease net capital:		
Audit adjustments to adjust income taxes receivable to actual - recorded as receivable from non-customers		(12,968)
Audit adjustment to adjust prepaid income taxes to actual - recorded as receivable from non-customers		(4,080)
Audit adjustments to increase furniture and equipment		(11,688)
Audit adjustment to increase cash surrender value of split-dollar life insurance - recorded as receivables from non-customers		(15,145)
Net capital per above	$	191,833



POTTER & COMPANY, LLP

Certified Public Accountants ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (606) 253-1100 FAX: (606) 253-1384 www.potterco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedule of Lexington Investment Company, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company, LLP
POTTER & COMPANY, LLP
Lexington, Kentucky
January 22, 2002

